SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                     (Amendment No.#2)

                     SEQUOIA SYSTEMS, INC
                      (Name of Issuer)

            Common Stock, $.40 par value per share
               (Title of Class of Securities)

                         817438 10 4
                       (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1   Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of
    Above Persons

    Hewlett-Packard Company     94-1081436

2   Check the Appropriate Box if a Member of a Group

                                        (a)  [  ]
                                        (b)  [  ]

3   SEC Use Only

4   Citizenship or Place of Organization

    California


                         5    Sole Voting Power
     NUMBER OF
       SHARES                 0
   BENEFICIALLY
     OWNED BY            6    Shared Voting Power
        EACH
     REPORTING                0
       PERSON
        WITH
                        7    Sole Dispositive Power

                              0


                        8    Shared Dispositive Power

                              0


9   Aggregate Amount Beneficially Owned by Each Reporting Person

     0

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                          [  ]

11  Percent of Class Represented by Amount in Row (9)

    0

12  Type of Reporting Person

    CO

   Item 2(a).     Name of Person Filing:

                   Hewlett-Packard Company

Item 2(b).         Address of Principal Business Offices:

                   3000 Hanover Street, Palo Alto, California 94304

Item 2(c).         Citizenship:

                   California

Item 2(d).         Title of Class of Securities:

                   Common Stock of $0.40 par value per share

Item 2(e).         CUSIP Number:

                   817438 10 4

Item 3.            Type of Person Reporting under Rules 13d-1(b) or
                   13d-2(b):

                   Not applicable

Item 4.            Ownership

                   Not applicable

Item 5.            Ownership of Five Percent or Less of a Class

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.            Ownership of More Than Five Percent on Behalf of
                   Another Person

                   Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not Applicable

Item 8.            Identification and Classification of Members of the
                   Group

                   Not Applicable

Item 9.            Notice of Dissolution of Group

                   Not Applicable

Item 10.           Certification

                   Not Applicable

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1996

                                       HEWLETT-PACKARD COMPANY



                                       By: /s/Ann  O. Baskins
                                       Assistant Secretary
                                       and Managing Counsel